UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INDEPENDENT FILM DEVELOPMENT CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45384K205

(CUSIP Number)

GLENDON L. HUDSON, 13524 DEER CREEK DRIVE, PIEDMONT, OK 73078; (405) 802-4427

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45384K205

1.	Names of Reporting Person: GLENDON L. HUDSON

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	31,000,000 SHARES OF COMMON STOCK

8.	Shared Voting Power:	NONE

9.	Sole Dispositive Power:	31,000,000 SHARES OF COMMON STOCK

10.	Shared Dispositive Power:	NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

31,000,000 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):

9.583%

14.	Type of Reporting Person (See Instructions): IN

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ITEM 1.	SECURITY AND ISSUER

COMMON STOCK

INDEPDENDENT FILM DEVELOPMENT CORPORATION

2372 MORSE AVENUE, SUITE #413

IRVINE, CA 92614

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement: GLENDON L. HUDSON

(b)	Residence or Business Address: 13524 DEER CREEK DRIVE PIEDMONT, OK 73078

(c)	Present Principal Occupation and Employment: MANAGEMENT AND PROGRAM ANALYST - FEDERAL AVIATION ADMINISTRATION

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

CITIZENSHIP: UNITED STATES OF AMERICA

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

THE SECURITIES WERE PURCHASED WITH $3,100 OF MR. HUDSON’S PERSONAL FUNDS.

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ITEM 4.	PURPOSE OF TRANSACTION

THE SECURITIES WERE ACQUIRED PRIMARILY FOR INVESTMENT. MR. HUDSON WOULD VOTE AGAINST ANY ATTEMPT TO CHANGE THE CAPITALIZATION OF THE COMPANY IF SUCH CHANGE WOULD HAVE THE EFFECT OF DILUTING MR. HUDSON’S OWNERSHIP OR TO REVERSE SPLIT THE OUTSTANDING SHARES OF COMMON STOCK. OTHERWISE, MR. HUDSON HAS NO PLANS OR PROPOSALS TO EFFECT THE CHANGES ENUMERATED IN ITEMS (a) THROUGH (j).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	MR. HUDSON BENEFICIALLY OWNS 31,000,000 SHARES OF COMMON STOCK, WHICH IS 9.583% OF THE CLASS.

(b)	MR. HUDSON HAS SOLE POWER TO VOTE AND TO DISPOSE OF THE 31,000,000 SHARES.

(c)	Glendon L Hudson

1,000,000

$.0001

5/18/16

Online Scottrade

Glendon L Hudson

6,343,900

$.0001

5/3/16

Online Scottrade

Glendon L Hudson

2,450,000

$.0001

4/8/16

Online Scottrade

Glendon L Hudson

10,000,000

$.0001

4/8/16

Online Scottrade

Glendon L Hudson

406,000

$.0001

4/4/16

Online Scottrade

Glendon L Hudson

10,800,100

$.0001

3/30/16

Online Scottrade

(d)	NOT APPLICABLE.

(e)	NOT APPLICABLE.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NOT APPLICABLE

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

NOT APPLICABLE

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: JUNE 28, 2016	/s/ GLENDON L. HUDSON
Name: GLENDON L. HUDSON

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